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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38818

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Arbor Research & Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1000 Hart Road, Suite 260
(No. and Street)

Barrington	IL	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stevens — 847.304.1550 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

ARBOR RESEARCH & TRADING, INC.
MEMBER NATIONAL ASSOCIATION OF SECURITIES DEALERS
1000 HART ROAD • SUITE 260 • BARRINGTON, ILLINOIS 60010
(847) 304-1550 •FAX (847) 304-1595
800-876-1825

AFFIRMATION

I, James R. Stevens, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Arbor Research & Trading, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified soley as that of a customer.

James R. Stevens 2/29/02

Signature Date

President

Title

OFFICIAL SEAL
CHRISTOPHER H HELLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/04

Notary Public

ARBOR RESEARCH & TRADING, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Arbor Research & Trading, Inc.
Barrington, Illinois

We have audited the following consolidated financial statements of Arbor Research & Trading, Inc. and subsidiary (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Arbor Research & Trading, Inc. and its subsidiary at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of Arbor Research & Trading, Inc. as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 8, 2002

ARBOR RESEARCH & TRADING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 420,512
RECEIVABLE FROM CLEARING BROKER/DEALER	1,267,077
SECURITIES OWNED - At market value	3,048,389
INVESTMENTS:	
Arbor Intermediate Term Government Securities, LLP	93,027
National Association of Securities Dealers	98,100
Bianco Research, LLC	36,342
Integrated Investments, LLC	5,700
	233,169
FURNITURE AND EQUIPMENT - Net of accumulated depreciation of $1,550,191	211,027
OTHER ASSETS	93,103
TOTAL	$5,273,277

LIABILITIES AND SHAREHOLDERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 263,735
SHAREHOLDERS' EQUITY:	
Common stock - no par value, at stated value; 1,000,000 shares authorized; 172,900 shares issued	86,450
Additional paid-in capital	2,532,141
Retained earnings	2,408,841
Accumulated other comprehensive income	(17,890)
Total shareholders' equity	5,009,542
TOTAL	$5,273,277

See notes to consolidated financial statements.

ARBOR RESEARCH & TRADING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Trading - net	$9,157,275
Interest	223,253
Other	421,946
Total revenues	9,802,474
EXPENSES:	
Employee compensation and benefits	6,129,843
Office and supplies	1,423,597
Professional fees	330,738
Clearing charges	527,612
Interest	120,233
Depreciation	109,754
Total expenses	8,641,777
NET INCOME BEFORE EQUITY IN EARNINGS OF INVESTMENTS AND INCOME TAXES	1,160,697
EQUITY IN EARNINGS OF INVESTMENTS:	
Arbor Intermediate Term Government Securities, LLP	8,134
Bianco Research, LLC	34,382
Total equity in earnings of investments	42,516
NET INCOME	$1,203,213

See notes to consolidated financial statements.

ARBOR RESEARCH & TRADING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, JANUARY 1, 2001	$86,450	$2,532,141	$2,185,971		$4,804,562
Dividends paid			(980,343)		(980,343)
Comprehensive income:					
Net income			1,203,213		1,203,213
Other comprehensive income:					
Foreign currency translation adjustments				$(17,890)	(17,890)
Total comprehensive income					1,185,323
BALANCE, DECEMBER 31, 2001	$86,450	$2,532,141	$2,408,841	$(17,890)	$5,009,542

See notes to consolidated financial statements.

ARBOR RESEARCH & TRADING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,203,213
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation	109,754
Equity in income of Arbor Intermediate Term Government Securities, LLP	(8,134)
Equity in income of Bianco Research, LLC	(34,382)
Changes in assets and liabilities:	
Receivable from broker/dealer	(518,220)
Securities owned	(64,469)
Other assets	(46,459)
Accounts payable and accrued expenses	77,653
Net cash flows from operating activities	718,956
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(109,397)
Distribution from Bianco Research, LLC	32,000
Net cash flows from investing activities	(77,397)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(980,343)
Net cash flows from financing activities	(980,343)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(17,890)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(356,674)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	777,186
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 420,512
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 61,142

See notes to consolidated financial statements.

ARBOR RESEARCH & TRADING, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. GENERAL

Basis of Presentation - The accompanying consolidated financial statements include the accounts of Arbor Research & Trading, Inc. (the "Company") and its wholly owned subsidiary, Arbor Research & Trading UK Limited. All intercompany balances and transactions have been eliminated.

Nature of Operations - The Company, an Illinois corporation, is a registered securities broker/dealer which deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand and money market investments.

Revenue Recognition - Securities transactions, and the related revenues and expenses thereon, are recorded on a trade date basis. Investment securities are recorded at fair value, which approximates cost. Unrealized gains and losses on securities are included in the determination of net income.

Securities Owned - Securities owned represent a U.S. Treasury bill maturing in less than 90 days. The security is classified as a trading security and valued at current market value based on current market quotes, which approximates fair value.

Investments - The investments in Arbor Intermediate Term Government Securities, LLP and Bianco Research, LLC are accounted for on the equity method of accounting, whereby the cost of the investment interest is adjusted for the Company's proportionate share of the results of operations of the investments and any distributions. The investment in common stock of the National Association of Securities Dealers is accounted for at market, which approximates cost. The investment in Integrated Investments, LLC is accounted for at cost.

Furniture and Equipment - Furniture and equipment are stated at historical cost and are depreciated on a double-declining basis.

Income Taxes - The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is allocated to the shareholders, who are responsible for taxes thereon. The Company is subject to State of Illinois replacement tax, which has been included in the determination of net income and is included with office and supplies on the statement of operations.

Foreign Currency - The financial statements of the Company's foreign subsidiary are translated into United States dollars at the exchange rate in effect at the end of a reporting period for assets and liabilities and at average exchange rates during the period for results of operations. The unrealized gains or losses from the translation of the net assets are recorded as unrealized foreign currency translation adjustments, and included in accumulated other comprehensive income. Changes in unrealized foreign currency translation adjustments are included in other comprehensive income. Gains and losses from foreign currency transactions are reported in office and supplies and have not been significant.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as defined.

At December 31, 2001, the Company had net capital, as defined, of $4,270,316, which was $4,170,316 in excess of its required minimum net capital of $100,000.

4. RECEIVABLE FROM CLEARING BROKER/DEALER

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker/dealer on a fully disclosed basis.

The receivable from the clearing broker/dealer arises in the normal course of business from the settlement of securities transactions. The receivables are generally collected within thirty days. The Company utilizes one broker/dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2001.

5. COMMITMENT

The Company has entered into a noncancelable lease for its office premises. The future minimum annual rental payments required under this operating lease are as follows:

2002	$ 88,365
2003	44,835

Rent expense under operating leases for the year ended December 31, 2001 was $140,805.

6. RELATED-PARTY TRANSACTIONS

In 2001, the Company paid approximately $200,000 to ATG Systems, an affiliated company, for professional services related to computer programming.

* * * * * *

ARBOR RESEARCH & TRADING, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NET CAPITAL

TOTAL SHAREHOLDERS' EQUITY	$5,009,542
LESS NONALLOWABLE ASSETS:	
Net assets of subsidiary	194,039
Furniture and equipment	211,027
Investments	233,169
Other assets	93,103
Total nonallowable assets	731,338
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION	$4,278,204
HAIRCUT ON SECURITIES POSITION	$ 7,888
NET CAPITAL	$4,270,316

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 215,797

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
EXCESS NET CAPITAL	$4,170,316
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of aggregate indebtedness)	$4,248,736
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.1 %

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed by Arbor Research & Trading, Inc., with the National Association of Securities Dealers.

ARBOR RESEARCH & TRADING, INC. AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2001

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholders
Arbor Research & Trading, Inc.
Barrington, Illinois

In planning and performing our audit of the consolidated financial statements of Arbor Research & Trading, Inc. and subsidiary (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 8, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 8, 2002